SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                  Commission File Number 0-50464

                           NOTIFICATION OF LATE FILING

         (Check One): |_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q and Form 10-QSB |_| Form N-SAR
         For Period Ended:     June 30, 2001
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         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR
         For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I  - REGISTRANT INFORMATION

         Full name of registrant :  Nx Networks, Inc.
         Former name if applicable:  Netrix Corporation
         Address of Principal Executive Office (STREET AND NUMBER):
         13595 Dulles Technology Drive
         City, State and Zip Code:  Herndon, Virginia 20171


PART II - RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|      (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On July 16, 2001 we terminated our relationship with Arthur Andersen LLP, who had been our accountants for the past 5 years. We retained BDO Seidman LLP to conduct a review of our unaudited financial statements for the period ending June 30, 2001. It took longer than anticipated to provide BDO with all of the information necessary for BDO to conduct a proper review of our financial statements and the related footnote disclosures. We expect to complete and file our Quarterly Report on Form 10-Q for the period year ended June 30, 2001 prior to the end of the extension period.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

  Peter J. Kendrick                 703                     742-6000
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       (Name)                   (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X|Yes  |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   |X|Yes  |_|No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         Total revenue for the six months ended June 30, 2001 is expected to be approximately $7.0 million, a 59% percent decrease from the six months ended June 30, 2000 of $17.3 million. Loss from operations for the six months ended June 30, 2001 is expected to be approximately $23.6 million, a 64% decrease from the six months ended June 30, 2000 of $67.4 million.

             Nx Networks, Inc.
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                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      August 14, 2001               By: /s/ Peter J. Kendrick
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                                         Name:   Peter J. Kendrick
                                         Title:  Chief Financial Officer


















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